

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 30, 2016

Mr. Frederick J. Holzgrefe III
Chief Financial Officer
SAIA, Inc.
11465 Johns Creek Parkway
Suite 400
Johns Creek, Georgia 30097

> **Re: SAIA, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 000-49983**

Dear Mr. Holzgrefe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business, page 38

1. We note your disclosure in Note 1 indicating that you provide a wide range of less-than-truckload, non-asset truckload, expedited and logistics services across the United States. The Chief Operating Decision Maker is the Chief Executive Officer who manages the business, regularly reviews financial information and allocates resources and you have one operating segment. In reviewing the filing and the company's website, we also note that the company is set up with three main service groups (LTL Freight, LinxEx, and Logistics Services) that appear to target different customer needs through segregated company resources. With a view towards understanding why you have determined that you have one operating segment, please provide the following information:

- Tell us the role of the CODM and each of the individuals who report to the CODM.

- Tell us whether there is an individual responsible for each of your different services (specifically the asset-based versus non-asset based logistics services), and if so, tell us who those individuals report to, and the basis upon which those individuals are compensated.
- Describe the information regularly provided to the CODM, and to the Board of Directors, and how frequently it is prepared.
- Identify for us the operating decisions your CODM makes on a regular basis and the nature of the information used to make those decisions, as well as the information included in the CODM reporting package, if different.
- Tell us how your budgets are developed, including the nature of the information reviewed and approved in each step of the process, and the nature of the information conveyed to the CODM when actual results differ from budgets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure